UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from               to

Commission file number 1-9627

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

ZENITH NATIONAL INSURANCE CORP. 401(k) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Zenith National Insurance Corp.
21255 Califa Street
Woodland Hills, CA  91367-5021

Zenith National Insurance Corp. 401(k) Plan

Report on Audited Financial Statements

and Supplemental Schedule

At December 31, 2008 and 2007 and

For the Year Ended December 31, 2008

Zenith National Insurance Corp. 401(k) Plan

Financial Statements and Supplemental Schedule

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4-13

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	14

Signature

Exhibit Index:

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

the Zenith National Insurance Corp. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Zenith National Insurance Corp. 401(k) Plan (formerly The Zenith 401(k) Plan) (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

June 24, 2009

Zenith National Insurance Corp. 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31,	2008	2007

Assets:

Cash	$430,049	$438,995

Investments	78,437,323	103,119,338

Receivables:

Contributions:
Employer	122,128	106,656
Participant	623	563

Other	119,501	191,540

Total receivables	242,252	298,759

Total Assets	79,109,624	103,857,092

Liabilities:

Securities purchased	215,032	431,946

Other payables	12,073	451

Total Liabilities	227,105	432,397

Net assets available for benefits, at fair value	78,882,519	103,424,695

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,342,796	79,421

Net assets available for benefits	$80,225,315	$103,504,116

The accompanying notes are an integral part of these financial statements.

Zenith National Insurance Corp. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31,	2008

Additions (reductions) in net assets attributed to:
Dividends	$2,224,115
Interest	969,190
Net depreciation in the fair value of investments	(31,069,060)

Total investment loss	(27,875,755)

Contributions:
Employer	2,511,511
Participant	8,754,607
Rollovers	502,288

Total contributions	11,768,406

Total additions (reductions)	(16,107,349)

Deductions in net assets attributed to:
Benefits paid to participants	(7,160,572)
Transaction fees	(10,880)

Total deductions	(7,171,452)

Net decrease in net assets available for benefits	(23,278,801)

Net assets available for benefits:
Beginning of year	103,504,116

End of year	$80,225,315

The accompanying notes are an integral part of this financial statement.

Zenith National Insurance Corp. 401(k) Plan

Notes to Financial Statements

1.     The Plan

General

The Zenith National Insurance Corp. 401(k) Plan (the “Plan”) is a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (“Code”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan gives participants the opportunity to manage the investment of assets allocated to their respective individual accounts and is designed to comply with Section 404(c) of ERISA. Effective September 1, 2008, the Plan changed its name from “The Zenith 401(k) Plan.”

Participation in the Plan is offered to all employees of Zenith National Insurance Corp. (“Zenith National”) and those of its subsidiaries (collectively, the “Company”) that elect to become “participating employers.”  Participants should refer to the Plan documents for additional information relating to the Plan.

Administration

The Plan Administrative Committee is appointed by the Board of Directors of Zenith National and has responsibility for administration of the Plan, including selection and monitoring of investment options, supervision of the collection of contributions, delivery of such contributions to the trustee of the Plan and maintenance of necessary records.  The Charles Schwab Trust Company serves as trustee of the Plan.  The 401K Company acts as an agent of the trustee and provides record keeping services for the Plan.  On April 1, 2009, The 401K Company changed its name to Schwab Retirement Plan Services Company.

The trustee holds all assets of the Plan in a trust (the “Trust”) created under an agreement dated as of December 30, 1996.  The trustee’s responsibilities include receipt of Plan contributions, investment and maintenance of Trust assets in the available funds, and distributions under the Plan of such amounts as the Administrative Committee shall direct from time to time.

Eligibility

Each newly hired employee is eligible to participate in the Plan as of his or her date of employment, with enrollment generally taking effect as of the first or sixteenth of the month coinciding with, or next following, his or her date of hire. There are no age restrictions.

Zenith National Insurance Corp. 401(k) Plan

Notes to Financial Statements (Continued)

1.     The Plan (Continued)

Contributions

Participants may elect to contribute between 1% and 50% of their compensation up to a maximum of $15,500 for both 2008 and 2007 (“Salary Reduction Contributions”). The maximum contribution may be adjusted each year for increases in the cost of living, as provided in applicable regulations of the Code. This annual amount is an aggregate limitation that applies to all of an individual’s Salary Reduction Contributions and similar contributions under other plans. The Company contributes an amount equal to 50% of the participant’s contribution amount (“Matching Contributions”) subject to a maximum Matching Contribution of 3% of a participant’s annual compensation. Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $5,000 for 2008 and 2007.

Compensation includes wages, bonuses, commissions, overtime pay and elective deferrals. In 2008, the Plan’s documents were amended to clarify the definition of eligible compensation.  Participants may allocate their Salary Reduction Contributions among investment options in such percentages as they determine.  One of the investment options is the Zenith Company Stock Fund, which invests solely in the common stock, $1.00 par value per share, of Zenith National and participants may direct no more than 20% of each contribution to the Zenith Company Stock Fund. The Matching Contributions for a participant are directed to the same investment options and in the same proportion as that participant directs Salary Reduction Contributions.

The value of each fund is determined daily and participants are able to transfer amounts between funds on any business day, except that amounts may only be transferred out of, but not into, the Zenith Company Stock Fund.

Participant Accounts

Each participant’s account is credited with: (1) Salary Reduction Contributions, (2) participant rollover contributions from non-Company plans, (3) Matching Contributions, and (4) fund earnings (losses). Allocations of earnings are based on account balances, as defined in the Plan documents.

Vesting

Each participant has an immediate, fully vested right to receive all Salary Reduction Contributions and earnings thereon upon termination from the Company or upon separation caused by death of the participant. All Matching Contributions vest based upon the participant’s total eligible years of service. The vested percentage increases 20% per each year of eligible service such that at five years of eligible service, all Matching Contributions are fully vested. However, irrespective of the vesting schedule, a participant is fully vested in all Matching Contributions upon his or her death, disability or attainment of age 65.

Zenith National Insurance Corp. 401(k) Plan

Notes to Financial Statements (Continued)

1.     The Plan (Continued)

Forfeitures

Upon termination of service, a participant forfeits any nonvested Matching Contributions. Such forfeitures are used first to reinstate participant account balances previously forfeited, which are subject to reinstatement under the terms of the Plan. Any remaining unused forfeitures are used to reduce current or future Matching Contributions to the Plan.

In 2008 and 2007, Matching Contributions were reduced by $330,809 and $228,710, respectively, from forfeited nonvested accounts. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $148,948 and $2,156, respectively.

Withdrawals Prior to Termination of Employment

Except in limited circumstances, participants may not make withdrawals from their accounts while employed by the Company. Hardship withdrawals of a participant’s Salary Reduction Contributions are permitted only if a participant has an immediate and extraordinary financial need (as determined under Section 401(k)(2)(B)(IV) of the Code) and that need cannot be satisfied from other resources of the participant. Participants are entitled to withdraw amounts that they had rolled over into the Plan. In addition, participants who reach 59-1/2 years of age may take an in-service withdrawal of the vested portion of the individual accounts.

Participant Loans

Participants may borrow from their Salary Reduction Contributions accounts and rollover accounts. The minimum amount that may be borrowed is $1,000. The maximum amount that may be borrowed is the lesser of (a) 50% of the combined balances of their Salary Reduction Contributions accounts and rollover accounts or (b) $50,000, in either case reduced by the highest outstanding loan balance during the last 12 months. Participants may not obtain a loan of Matching Contributions. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account. Interest charged on loans is generally equal to the applicable U.S. Treasury note rate plus 4% determined as of the close of the last Monday of the calendar month preceding the calendar month in which the loan was made. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, participants are required to pay the outstanding loan principal plus accrued interest in full.

Payment of Benefits

If a distribution is made upon termination of employment, retirement, permanent disability or death, a participant receives (1) cash with respect to the portion of the individual account not invested in the Zenith Company Stock Fund and (2) at the participant’s election, cash or shares of Zenith National common stock, plus cash in lieu of any fractional shares, with respect to the portion of the individual account invested in the Zenith Company Stock Fund. Payments are generally processed twice each month.

Zenith National Insurance Corp. 401(k) Plan

Notes to Financial Statements (Continued)

1.     The Plan (Continued)

Expenses

The investment returns of the funds and individual participant balances are net of certain fees and expenses charged for the administration of the funds and the Plan. The Company pays all other expenses of the Plan (including legal, accounting, investment advisory, education and brokerage fees and certain other administrative costs). Individual participant balances are also charged fees for certain transactions initiated by participants.

Termination

While the Company has not expressed an intent to terminate the Plan, it may do so at any time. Upon such termination, each participant would be 100% vested in his or her Matching Contributions.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Presentation

Certain prior year amounts in the accompanying Statements of Net Assets Available for Benefits have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from, net assets during the reporting period. Actual results could differ from those estimates.

Zenith National Insurance Corp. 401(k) Plan

Notes to Financial Statements (Continued)

2.     Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan’s investment in the Zenith Company Stock Fund is accounted for on a per share basis.  The total value of the fund fluctuates depending upon the amount of interest earned on cash held in the fund, dividends paid on Zenith National common stock, realized gains and losses on the sale of Zenith National common stock, and unrealized appreciation or depreciation in the value of Zenith National common stock. The value of the Zenith Company Stock Fund is determined using the daily closing price of Zenith National common stock on the New York Stock Exchange.  Dividend income is recorded on the ex-dividend date.

Investments in shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The investments in the common collective trusts are valued at the net asset value of the account, fund or trust’s shares held by the Plan using the trust’s audited financial statement as of December 31, 2008 and 2007.

Generally, interest, dividends and capital gain distributions to the Plan are allocated to a participant’s account in a mutual fund based on the number of units the participant holds in that mutual fund compared to total units outstanding for that mutual fund.

Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are computed on an average-cost basis. Net depreciation in the fair value of investments disclosed in the statement of changes in net assets available for benefits consists of net realized losses and net unrealized depreciation on investments.

Participant loans are valued at their outstanding principal balances, which approximates fair value.

Zenith National Insurance Corp. 401(k) Plan

Notes to Financial Statements (Continued)

2.     Summary of Significant Accounting Policies (Continued)

Contributions

Salary Reduction Contributions and Matching Contributions are recorded in the period that a participant’s payroll deduction is made.

Benefits

Benefits are recorded when paid.

3.     Fair Value Measurements

On January 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurements (Statement 157). Statement 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan uses prices and other relevant information generated by market transactions involving identical or comparable assets (“market approach”).

SFAS 157 established a three-level hierarchy for fair value measurements that prioritizes the inputs to valuation techniques used to measure fair value, distinguishing between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (“observable inputs”) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (“unobservable inputs”). The hierarchy level assigned to each investment is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of each instrument at the measurement date. The highest priority is given to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three hierarchy levels are defined as follows:

•  Level 1: Valuations based on unadjusted quoted market prices in active markets for identical securities.  The fair value of investments included in the Level 1 category were based on quoted prices that are readily and regularly available in an active market.  The Level 1 category includes the Zenith Company Stock, money market funds, and mutual funds.

•  Level 2: Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.  The fair value of investments included in the Level 2 category were based on audited financial statements of individual common collective trust funds as of the measurement date.  The Level 2 category includes the Stable Value Fund and a S&P 500 Index Fund which is invested in common collective trust funds.

Zenith National Insurance Corp. 401(k) Plan

Notes to Financial Statements (Continued)

3.     Fair Value Measurements (Continued)

•  Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.  The estimated fair value of Level 3 investments consists of participant loans and fair value represents the outstanding principal based on the present value of estimated future cash flows.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

Fair Value Measurement Using Input Type

	Level 1	Level 2	Level 3	Total
Money market funds	$154,867			$154,867
Common stock	11,932,986			11,932,986
Mutual funds	36,858,293			36,858,293
Common/collective trust funds		$27,427,483		27,427,483
Participant loans			$2,063,694	2,063,694
Total investments measured at fair value	$48,946,146	$27,427,483	$2,063,694	$78,437,323

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets - Participant Loans

Balance as of January 1, 2008	$1,778,202
Issuances, repayments and settlements, net	285,492
Balance as of December 31, 2008	$2,063,694

Zenith National Insurance Corp. 401(k) Plan

Notes to Financial Statements (Continued)

4.              Investments

The following are the individual investments, at fair value, that represent 5% or more of net assets available for Plan benefits:

	As of December 31,
	2008	2007
Galliard Managed Customized Stable Value Fund (*)	$23,992,982	$21,061,093
Zenith Company Stock Fund	11,932,986	16,343,761
American Funds EuroPacific Growth Fund R4	9,771,674	17,440,636
American Funds Growth Fund of America	7,124,808	10,995,914
Hotchkis & Wiley Large Cap Value I	6,685,279	11,508,414
RS Partners Fund of America (**)		5,685,025
Vanguard Explorer Admiral (**)		5,468,791
State Street S&P 500 Index L (**)		5,393,162

(*) – The contract value for the Galliard Customized Managed Stable Value Fund was $25,335,778 in 2008 and $21,140,514 in 2007.

(**) – The 2008 values do not equal or exceed 5% of net assets available for Plan benefits.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value in the year ended December 31, 2008 as follows:

Zenith Company Stock Fund	$(4,882,098)
Mutual funds	(24,228,254)
Common collective trust funds	(1,958,708)
Total net depreciation in the fair value of investments	$(31,069,060)

5.              Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds, cash, stock, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

If the Plan terminates the stable value investment option without providing requisite notice, the amount received by the Plan could be less than the participant’s stated value (contract value) under relevant provisions of the agreement.

Zenith National Insurance Corp. 401(k) Plan

Notes to Financial Statements (Continued)

6.              Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”), dated April 17, 2008, which states that the Plan qualifies under the Code and the Trust is exempt from federal income taxes under Section 501(a) of the Code. There are no material Plan amendments subsequent to the effective date of the IRS determination letter that are not covered by the letter.

7.              Party-in-Interest

In 2008 and 2007, The 401K Company acted as an agent for the trustee and provided record keeping services to the Plan and, therefore, is a party-in-interest to the Plan. Payments for these services are statutorily exempt from the prohibited transaction rules of ERISA and the Code.

Transactions in Zenith National common stock, which is offered to participants as a Plan investment option, are party-in-interest transactions. However, such transactions are statutorily exempt from the prohibited transaction rules of ERISA and the Code.  For the year ended December 31, 2008, the Plan purchased $1,954,106 and sold $1,482,781 of Zenith National common stock. Participant loans are party-in-interest transactions, for which a statutory exemption from the prohibited transaction rules of ERISA and the Code exists.

8.              Reconciliation of Financial Statements to the Form 5500

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid, are included in net assets available for benefits. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

The following is a reconciliation of net assets available for benefits as of December 31, 2008 and 2007 as shown in the accompanying financial statements to those shown in the Form 5500:

	2008	2007
Net assets available for benefits per the accompanying financial statements	$80,225,315	$103,504,116
Amounts allocated to withdrawing participants at end of year	(54,300)	(1,832)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,342,796)	(79,421)
Net assets available for benefits per Form 5500	$78,828,219	$103,422,863

Zenith National Insurance Corp. 401(k) Plan

Notes to Financial Statements (Continued)

8.              Reconciliation of Financial Statements to the Form 5500 (Continued)

The following is a reconciliation of changes in net assets available for benefits for the year ended December 31, 2008 as shown in the accompanying financial statements to those shown in the Form 5500:

Change in net assets available for benefits per the accompanying financial statements	$(23,278,801)
Amounts allocated to withdrawing participants at beginning of year	1,832
Amounts allocated to withdrawing participants at end of year	(54,300)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at beginning of year	79,421
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at end of year	(1,342,796)
Total net loss per Form 5500	$(24,594,644)

Zenith National Insurance Corp. 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2008

Employer Identification Number (EIN): 95-2702776

Plan Number (PN): 001

(See Report of Independent Registered Public Accounting Firm)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

(1)	Zenith National Insurance Corp.	Common Stock, $1.00 par value per share	$11,932,986

	Galliard	Galliard Managed Customized Stable Value Fund/Collective Trust	23,992,982

	American Funds	EuroPacific Growth Fund R4/ Mutual Fund	9,771,674

	Hotchkis & Wiley	Hotchkis & Wiley Large Cap Value I/ Mutual Fund	6,685,279

	American Funds	Growth Fund of America R4/ Mutual Fund	7,124,808

	American Funds	Bond Fund of America R4/ Mutual Fund	3,653,228

	RS Partners	RS Partners Fund A/ Mutual Fund	3,518,531

	State Street	State Street S&P 500 Index L/ Collective Trust	3,434,501

	Vanguard	Vanguard Explorer Admiral/ Mutual Fund	3,296,365

	MFS	MFS Total Return A/ Mutual Fund	2,738,731

	Morgan Stanley Instl Emerging	Morgan Stanley Instl Emerging Mkts Mutual Fund	36,027

	T. Rowe Price Value	T. Rowe Price Value Mutual Fund	33,650

	Pershing-Brokerage Cash	Money Market Funds	146,459

	Federated Capital Reserves	Money Market Funds	8,408

(1)	Participant Loans	Various Maturity Dates – interest rate ranges from 4.00% - 9.50%	2,063,694

	Total investments		$78,437,323

(1)          Indicates a party-in-interest to the Plan

NOTE: Cost information has not been included above since all investments are participant directed.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZENITH NATIONAL INSURANCE CORP. 401(k) PLAN

Date: June 24, 2009	By:	/s/ Kari L. Van Gundy
Kari L. Van Gundy
Chairperson of the Zenith National Insurance Corp. 401(k) Plan
Administrative Committee